UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Grupo Supervielle S.A.
(Name of Issuer)
Group Supervielle S.A.
(Translation of Issuer’s Name into English)
Class B shares of Common Stock, par value Pesos 1.00 per share
American Depositary Shares, each representing five Class B shares of Common Stock, par value Pesos 1.00 per share**
(Title of Class of Securities)
40054A108***
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**  On May 18, 2016, Grupo Supervielle S.A. (the “Company”) registered American Depositary Shares (“ADSs”) (each representing five Class B shares of common stock of the Company) under Section 12(b) of the Act.
***  CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 40054A108		13G/A	Page 2 of 6
1	NAMES OF REPORTING PERSONS Julio Patricio Supervielle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 160,422,901 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 160,422,901 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,422,901 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.1% (2)
12	TYPE OF REPORTING PERSON IN

(1) Includes: (i) 30,124,713 Class B shares of common stock of the Company, par value Pesos 1.00 per share (“Class B Shares”), (ii) 68,560,000 Class B Shares represented by 13,712,000 American Depositary Shares and (iii) 61,738,188 Class B Shares into which 61,738,188 Class A shares of the Company’s common stock, par value Pesos 1.00 per Class A share (the “Class A Shares”), may be converted at the option of the holder. See Item 4. Mr. Supervielle has not acquired any Class A Shares since the Company’s initial public offering.

(2) This calculation is based on 456,722,322 Class B Shares outstanding, which includes (i) 394,984,134 Class B Shares issued and outstanding as of September 30, 2019, as disclosed by the Company in its Form 6-K furnished to the Securities and Exchange Commission on November 12, 2019, and (ii) 61,738,188 Class B Shares deliverable upon conversion of 61,738,188 Class A Shares.

CUSIP No: 40054A108

Item 1(a).	Name of Issuer: Grupo Supervielle S.A. (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Bartolomé Mitre 434, 5th Floor, C1036AAH, City of Buenos Aires, Argentina.
Item 2(a).	Name of Person Filing: Julio Patricio Supervielle.
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Grupo Supervielle S.A., Bartolomé Mitre 434, 5th Floor, C1036AAH, City of Buenos Aires, Argentina.
Item 2(c).	Citizenship: Republic of Argentina.
Item 2(d).
Title of Class of Securities:

(i) Class B shares of common stock of the Company (“Class B Shares”), par value Pesos 1.00 per share; and
(ii) American Depositary Shares (“ADSs”), each representing five Class B Shares.

Item 2(e).	CUSIP Number: 40054A108 (ADSs)
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.
Ownership.

All calculations of percentage ownership herein are based on 456,722,322 Class B Shares outstanding, which includes (i) 394,984,134 Class B Shares issued and outstanding as of September 30, 2019, as disclosed by the Company in its Form 6-K furnished to the Securities and Exchange Commission on November 12, 2019, and (ii) 61,738,188 Class B Shares deliverable upon conversion of 61,738,188 Class A Shares.

(a) AMOUNT BENEFICIALLY OWNED: 160,422,901 Class B Shares, including: (i) 30,124,713 Class B Shares, (iii) 68,560,000 Class B Shares represented by 13,712,000 American Depositary Shares and (iii) 61,738,188 Class B Shares into which 61,738,188 Class A Shares may be converted.

The Class A Shares may be converted to Class B Shares on a one-for-one basis at the request of the holder. The holder’s ability to convert Class A Shares to Class B Shares is contingent on the board of directors of the Company verifying after receipt of a conversion request that there is no restriction or other limitation in effect with respect to such conversion. Each Class A Share is entitled to five (5) votes per share (unless otherwise provided by Argentine law) and certain other special voting rights set forth in the Company’s by-laws. Each Class B Share is entitled to one vote per share.

Mr. Supervielle’s holdings of Class A Shares and Class B Shares combined comprise 57.9% of the outstanding voting power and 35.1% of the outstanding capital stock of the Company. Mr. Supervielle is the only holder of Class A Shares and has not acquired any Class A Shares since the Company’s initial public offering.

In addition, Mr. Supervielle has a general power of attorney for the administration and disposition of a family member’s assets, including such family member’s brokerage account, which holds 1,006,133 Class B Shares. Mr. Supervielle disclaims beneficial ownership over such Class B Shares.

(b) PERCENT OF CLASS: 35.1%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, 160,422,901.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, -0-.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, 160,422,901.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, -0-.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020.

By:	/s/ Julio Patricio Supervielle
Name:	Julio Patricio Supervielle